UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C- 20549




                                 SCHEDULE 13G/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 11)


                             URANIUM RESOURCES, INC.
                             -----------------------
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)


                                   916901309
                                   ---------
                                 (CUSIP Number)


                                DECEMBER 31, 2006
                                -----------------
                          (Date of Event Which Requires
                            Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed: Rule 13d-1(b)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form, with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                              ------------------------
CUSIP NO.  916 901 309                 13G/A                   PAGE 2 OF 5 PAGES
--------------------------                              ------------------------
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      1  NAME OF REPORTING PERSON
         S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Rudolf J. Mueller
--------------------------------------------------------------------------------
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
      3  SEC USE ONLY

--------------------------------------------------------------------------------
      4  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
                    5     SOLE VOTING POWER
 NUMBER OF SHARES                     2,317,030 shares (4.5%)
  BENEFICIALLY    --------------------------------------------------------------
  OWNED BY EACH     6     SHARED VOTING POWER
   PERSON WITH                        9,000 shares (0.02%) (see Item 4)
                  --------------------------------------------------------------
                    7     SOLE DISPOSITIVE POWER
                                      2,317,030 shares (4.5%) (see Item 4)
                  --------------------------------------------------------------
                    8     SHARED DISPOSITIVE POWER
                                      431,650 shares (0.8%) (see Item 4)
--------------------------------------------------------------------------------
      9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      2,736,680 shares (5.3%) (see Item 4)
--------------------------------------------------------------------------------
     10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                [_]
--------------------------------------------------------------------------------
     11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                      5.3% (see Item 4)
--------------------------------------------------------------------------------
     12  TYPE OF REPORTING PERSON
                                                          BD, IN (see Item 3)
--------------------------------------------------------------------------------

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CUSIP NO.  916 901 309                 13G/A                   PAGE 3 OF 5 PAGES
--------------------------                              ------------------------

ITEM 1.

         (a)   Name of Issuer: Uranium Resources Inc. (the "Company")

         (b)   Address of Issuer's Principal Executive Offices:

                           650 South Edmonds Lane
                           Suite 108
                           Lewisville, Texas 75067

ITEM 2.

         (a)   Name of Person Filing: Rudolf J. Mueller

         (b)   Address of Principal Business Office:

                           The Winchester Group, Inc.
                           153 East 53rd Street
                           Suite 5101
                           New York, New York  10022

         (c)   Citizenship:  United States of America

         (d)   Title of Class of Securities: common stock (the "Common Stock")

         (e)   CUSIP Number: 916 901 309

ITEM 3.

This statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), and the Person filing is:

         a registered representative with discretionary authority over certain accounts, including the accounts for which the common stock of the Company was acquired, and an officer, director and a shareholder of The Winchester Group, Inc., a registered broker-dealer.

ITEM 4.  OWNERSHIP

         (a)   Amount beneficially owned:   2,736,680 shares(1)

         (b)   Percent of class:  5.3%

         (c)   Number of Shares to which the person has:

               (i)    sole power to vote or to direct the vote:
                                               2,317,030 shares (4.5%)

               (ii)   shared power to vote or to direct the vote:
                                               9,000 shares (0.02%) (2)



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CUSIP NO.  916 901 309                 13G/A                   PAGE 4 OF 5 PAGES
--------------------------                              ------------------------

                (iii) sole power to dispose or to direct the disposition of:
                                            2,317,030 shares (4.5%)

                (iv)  shared power to dispose or to direct the disposition of:
                                            431,650 shares (0.8%) (3)

----------

(1) Mr. Mueller is a principal of The Winchester Group, Inc. ("WGI"), a registered broker-dealer. Such amount includes: (i) an aggregate of 425,650 shares owned by WGI's clients, inclusive of 5,000 shares owned by Mr. Mueller's wife, Gisela Mueller, over which Mr. Mueller has discretionary authority to dispose of such shares; and (ii) 5,000 shares owned by Mr. Mueller and Ellenor Mueller as joint custodians for their son, Marc Mueller. Except for shares of common stock owned by Mr. Mueller's wife, Mr. Mueller has no pecuniary interest in the shares identified in (i) and (ii) of this note (1) and, thus, Mr. Mueller disclaims beneficial ownership of such shares.

(2) Such amount includes: (i) 5,000 shares owned by Mr. Mueller and Ellenor Mueller as joint custodians for their son, Marc Mueller; and
          (ii) 4,000 shares owned jointly with Mr. Mueller's wife, Gisela
          Mueller.

(3) Such amount includes: (i) an aggregate of 425,650 shares owned by WGI's clients, inclusive of 5,000 shares owned by Mr. Mueller's wife, Gisela Mueller; (ii) 5,000 shares owned by Mr. Mueller and Ellenor Mueller as joint custodians for their son Marc Mueller; and (iii) 4,000 shares owned jointly with Gisela Mueller.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
                                                 [__].


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         The Reporting Person has no knowledge if any one person, other than the Reporting Person, that has more than five percent interest in the Company's common stock.

--------------------------                              ------------------------
CUSIP NO.  916 901 309                 13G/A                   PAGE 5 OF 5 PAGES
--------------------------                              ------------------------

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable

ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         Date   JANUARY 19, 2007
                                                --------------------------------


                                                  /s/ RUDOLF J. MUELLER
                                              ------------------------------
                                                  Rudolf J. Mueller